RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

January 21, 2003   Trading Symbol: TSX: RNG

RIO NARCEA ISSUES 2001 RESTATED
FINANCIAL STATEMENTS

(All dollar amounts in U.S. currency unless otherwise stated)

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that it has completed the re-audit of, and is re-issuing its audited consolidated financial statements for the years ended December 31, 2001 and 2000, together with its consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999.

The Company previously issued to its shareholders the 2001 annual audited consolidated financial statements (the "2001 financial statements"), consisting of consolidated balance sheets as at December 31, 2001 and 2000 and consolidated statements of operations and deficit and cash flows for the years then ended, in the 2001 Annual Report. The 2001 financial statements were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to United States generally accepted accounting principles ("U.S. GAAP"). The 2001 financial statements were audited by the Company's former auditors, Arthur Andersen LLP, who expressed an unqualified opinion on those statements in their report dated March 30, 2002.

The 2001 consolidated financial statements along with prior years' consolidated financial statements have been restated. Because Arthur Andersen LLP was no longer available to provide a current audit opinion for the Company's historical financial statements, once they were restated, the Company's newly appointed auditors, Ernst & Young LLP, re-audited the 2001 consolidated financial statements along with the consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999 after giving effect to the changes described below (for your convenience see Schedule 1, summarizing the impact of the restatements, changes in accounting policies and reclassifications, and Schedule 2, including current consolidated balance sheets, statements of operations and deficit and statements of cash flows):

(1) Put and call contracts: The Company recorded a gain of $5.2 million on settlement of its then existing put and call options on gold in its consolidated statements of operations for the year ended December 31, 2000. As the put and call contracts qualified for hedge accounting, the Company has restated its financial statements for the years ended December 31, 2001 and 2000 to defer the $5.2 million gain originally recorded in income on settlement of the put and call options and to record the deferred gain in income at the time the formerly hedged gold production is recognized in earnings. The effect of this change is an increase in net losses for

the year 2000 of $4.6 million or $0.07 per share (net effect of an increase in gold sales of $0.6 million and an increase in financial losses of $5.2 million) that will be brought into income through Gold sales in 2001 and 2002 ($2.3 million each year).

(2) Revenue recognition: Under Canadian GAAP, the Company previously recorded gold poured and gold in copper concentrate, in transit and at refineries, at net realizable value and recorded the resulting adjustments in gold sales. The Company has changed its accounting policy for revenue recognition such that final products are recorded at cost to conform with U.S. GAAP. Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer. This change caused inventories to be reduced by $0.2 million and $0.5 million as at December 31, 2001 and 2000, respectively. The effect of this change is a reduction of net loss of $0.3 and $0.2 million in 2001 and 2000, respectively ($0.00 per share in both years) and an increase of net loss of $0.2 million in 1999 ($0.00 per share). Future effects of the new policy will depend on the level of final products held by the Company, which are not expected to be significant.

(3) Exploration costs: In compliance with Canadian GAAP, the Company previously capitalized exploration costs based on management's intent to pursue further exploration work. The Company has changed its accounting policy for exploration costs on a retroactive basis and has adopted a policy of charging exploration costs against earnings as incurred to conform with U.S. GAAP. As a result of adopting this change in accounting policy, the Company increased its opening deficit as at January 1, 1999 by $17.5 million. The impact of this new policy on the balance sheet is a reduction in Mineral properties of $18.7 million as at December 31, 2001 (2000 – $16.6 million), an increase in Deficit of $23.5 million (2000 – $20.5 million) and a reduction in Cumulative foreign exchange translation adjustment of $4.8 million (2000 – $3.9 million). The effect on the consolidated statements of operations is an increase in Operating expenses and an increase in net loss of $3.0 million or $0.05 per share in year 2001 (2000 – $1.9 million or $0.03 per share; 1999 - $1.1 million or $0.02 per share). Future impact from this policy will be a reduction of Depreciation and amortization expenses in an accumulated amount of $18.7 million.

(4) Foreign currency translation: The Company adopted the December 2001 amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650") with retroactive restatement. Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity but instead, such gains and losses are recognized in income as incurred. This accounting policy change conforms the Company's accounting for foreign currency translation to U.S. GAAP. As a result of adopting the amendments to CICA 1650, the Company decreased its opening deficit as at January 1, 1999 by $0.9 million. Net loss was increased by $1.5 million or $0.02 per share, reduced by $3.8 million or $0.06 per share and increased by $1.9 million or $0.04 per share for the years ended December 31, 2001, 2000 and 1999, respectively. The future impact of this policy will depend on exchange rates, the most significant of which is the US$/Euro exchange rate.

(5) Other items in the consolidated financial statements have been reclassified from statements previously presented in order to conform to the presentation of the 2001 consolidated financial statements. Of particular note is a) the classification of net losses from foreign exchange hedging contracts ($1.8, $3.8 and $3.9 million in 2001, 2000 and 1999, respectively) as a component of Operating revenues instead of Financial revenues and expenses in the consolidated statements of operations, b) the deferred financing fees on bank loans are now classified as Other assets on the consolidated balance sheet instead of Mineral properties ($1.2

and $1.3 as at December 31, 2001 and 2000, respectively), c) the Company has recalculated the translation of cash flows in Euros to cash flows in US$ for purposes of the preparation of the consolidated statements of cash flows, applying average exchange rates which approximate the rates in effect on the date the transaction occurred, d) the Company previously recorded expenditures on deferred stripping, net, as investing activities. The Company has reclassified expenditures on deferred stripping, net, to operating activities, which conforms the Company's classification to U.S. GAAP, e) the changes in restricted cash have been now classified as a component of investing cash flows instead of operating cash flows, and f) the Company has allocated to stockpiled ore an attributable amount of mining overheads related to mineral properties; whereas, only direct costs were previously allocated.

As a result of the necessity to re-audit and restate its financial statements, the Company announced a delay in obtaining a receipt for the final prospectus filed with the Ontario Securities Commission in relation to the special warrant equity issue completed in March 2002. As a result of the failure to obtain such receipt by July 19, 2002, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 common shares in lieu of one common share. On August 12, all holders of the special warrants elected to receive 1.1 common shares in lieu of retraction and, as a result, 900,000 further common shares will be issuable upon exercise of the special warrants.

Rio Narcea Gold Mines, Ltd. is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project and advancing the development of its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira	Laurie Gaborit
President and CEO	Manager, Investor Relations
Tel: (34) 98 583 1500	Tel: (416) 686 0386
Fax: (34) 98 583 2159	Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Schedule 1
Summary of the impact of the restatements, changes in accounting policies and reclassifications

	As originally reported $	Put and call contracts $	Revenue recognition $	Exploration costs $	Foreign currency translation $	Other comparative amounts $	As restated $
December 31, 2001							
Consolidated balance sheets:							
Inventories	3,253,300	—	(183,000)	—	—	773,300	3,843,600
Mineral properties (excl.deferred stripping)	49,217,900	—	—	(18,679,600)	—	(1,657,100)	28,881,200
Current portion of deferred revenue	—	(2,307,200)	—	—	—	—	(2,307,200)
Deferred revenue	—	—	—	—	—	—	—
Deferred foreign exchange gain on long-term debt	(1,258,200)	—	—	—	1,258,200	—	—
Deficit	14,287,100	2,307,200	183,000	23,528,600	(1,258,200)	—	39,047,700
Cumulative translation adjustment	18,964,700	—	—	(4,849,000)	—	—	14,115,700
Total other balance sheet reclassifications	—	—	—	—	—	883,800	—
Consolidated statements of operations:							
Operating revenues	32,787,000	2,307,200	272,000	—	—	(1,410,200)	33,956,000
Operating expenses	(30,017,800)	—	—	(2,985,900)	—	(326,500)	(33,330,200)
Financial revenues and expenses	(4,610,200)	—	—	—	(1,466,800)	1,736,700	(4,340,300)
Net loss	(1,841,000)	2,307,200	272,000	(2,985,900)	(1,466,800)	—	(3,714,500)
Net loss per share – basic and fully diluted	(0.03)	0.04	0.00	(0.05)	(0.02)	—	(0.06)
Consolidated statements of cash flows:							
Cash provided by operating activities	5,914,500	—	—	(2,342,900)	—	(4,488,500)	(916,900)
Cash used in investing activities	(14,146,900)	—	—	2,342,900	—	5,857,000	(5,947,000)
Cash provided by financing activities	7,989,300	—	—	—	—	(1,975,600)	6,013,700
Foreign exchange gain (loss) on cash held in foreign currency	(113,800)	—	—	—	—	607,100	493,300
Net decrease in cash during the year	(356,900)	—	—	—	—	—	(356,900)

Schedule 1
Summary of the impact of the restatements, changes in accounting
policies and reclassifications (continued)

	As originally reported $	Put and call contracts $	Revenue recognition $	Exploration costs $	Foreign currency translation $	Other comparative amounts $	As restated $
December 31, 2000							
Consolidated balance sheets:							
Inventories	3,389,300	—	(455,000)	—	—	250,900	3,185,200
Mineral properties (excl.deferred stripping)	45,869,500	—	—	(16,617,600)	—	(1,353,600)	27,898,300
Current portion of deferred revenue	—	(2,307,200)	—	—	—	—	(2,307,200)
Deferred revenue	—	(2,307,200)	—	—	—	—	(2,307,200)
Deferred foreign exchange gain on long-term debt	(2,725,000)	—	—	—	2,725,000	—	—
Deficit	12,446,100	4,614,400	455,000	20,542,700	(2,725,000)	—	35,333,200
Cumulative translation adjustment	16,209,800	—	—	(3,925,100)	—	—	12,284,700
Total other balance sheet reclassifications	—	—	—	—	—	1,102,700	—
Consolidated statements of operations:							
Operating revenues	27,455,300	559,300	160,000	—	—	(3,769,300)	24,405,300
Operating expenses	(27,959,800)	—	—	(1,918,500)	—	53,600	(29,824,700)
Financial revenues and expenses	(4,281,600)	(5,173,700)	—	—	3,751,500	3,715,700	(1,988,100)
Net loss	(4,786,100)	(4,614,400)	160,000	(1,918,500)	3,751,500	—	(7,407,500)
Net loss per share – basic and fully diluted	(0.07)	(0.07)	0.00	(0.03)	0.06	—	(0.11)
Consolidated statements of cash flows:							
Cash provided by operating activities	5,136,600	(5,173,900)	—	(2,575,900)	—	(5,393,500)	(8,006,700)
Cash used in investing activities	(19,920,900)	5,173,900	—	2,575,900	—	10,518,300	(1,652,800)
Cash provided by financing activities	11,852,400	—	—	—	—	(5,921,300)	5,931,100
Foreign exchange gain (loss) on cash held in foreign currency	(612,300)	—	—	—	—	796,500	184,200
Net decrease in cash during the year	(3,544,200)	—	—	—	—	—	(3,544,200)

Schedule 1
Summary of the impact of the restatements, changes in accounting policies and reclassifications (continued)

	As originally reported $	Put and call contracts $	Revenue recognition $	Exploration costs $	Foreign currency translation $	Other comparative amounts $	As restated $
December 31, 1999							
Consolidated balance sheets:							
Deficit	7,660,000	—	615,000	18,624,000	1,026,500	—	27,925,500
Consolidated statements of operations:							
Operating revenues	31,705,200	—	(186,000)	—	—	(3,883,900)	27,635,300
Operating expenses	(28,006,600)	—	—	(1,143,200)	—	278,700	(28,871,100)
Financial revenues and expenses	(5,877,200)	—	—	—	(1,900,100)	3,605,200	(4,172,100)
Net loss	(2,178,600)	—	(186,000)	(1,143,200)	(1,900,100)	—	(5,407,900)
Net loss per share – basic and fully diluted	(0.04)	—	(0.00)	(0.02)	(0.04)	—	(0.10)
Consolidated statements of cash flows:							
Cash provided by operating activities	6,917,900	—	—	(1,105,600)	—	(4,118,800)	1,693,500
Cash used in investing activities	(7,825,800)	—	—	1,105,600	—	6,065,000	(655,200)
Cash provided by (used in) financing activities	2,101,700	—	—	—	—	(2,528,700)	(427,000)
Foreign exchange loss on cash held in foreign currency	(1,121,100)	—	—	—	—	582,500	(538,600)
Net increase in cash during the year	72,700	—	—	—	—	—	72,700

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. dollars)

As at December 31

	2001 $	2000 $
ASSETS		
Current		
Cash	1,805,100	2,162,000
Restricted cash	338,500	324,100
Inventories	3,843,600	3,185,200
Accounts receivable		
Government grants	1,834,000	1,903,100
V.A.T. and other taxes	2,675,400	2,106,900
Trade receivables	2,691,500	1,330,100
Other current assets	1,489,300	1,707,500
Total current assets	14,677,400	12,718,900
Mineral properties, net	28,881,200	27,898,300
Deferred stripping costs, net	27,859,400	25,966,800
Other assets	4,303,100	5,772,300
	75,721,100	72,356,300
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short term bank indebtedness	4,737,700	2,338,600
Accounts payable and accrued liabilities	12,750,900	10,625,000
Current portion of long-term debt	4,877,000	—
Current portion of deferred revenue	2,307,200	2,307,200
Total current liabilities	24,672,800	15,270,800
Deferred revenue	—	2,307,200
Other long-term liabilities	3,304,400	390,400
Long-term debt	19,228,000	21,770,800
Total liabilities	47,205,200	39,739,200
Shareholders' equity		
Common shares	79,446,300	79,262,100
Common share purchase options	2,233,000	972,900
Deficit	(39,047,700)	(35,333,200)
Cumulative foreign exchange translation adjustment	(14,115,700)	(12,284,700)
Total shareholders' equity	28,515,900	32,617,100
	75,721,100	72,356,300

On behalf of the Board:

John W. W. Hick   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in U.S. dollars)

Years ended December 31

	2001 $	2000 $	1999 $
OPERATING REVENUES			
Gold sales	**33,921,800**	24,276,400	26,399,100
Other operating revenues	**34,200**	128,900	1,236,200
	33,956,000	24,405,300	27,635,300
OPERATING EXPENSES			
Mining expenses	**(13,946,600)**	(11,514,600)	(14,217,900)
Plant expenses	**(7,995,800)**	(8,341,700)	(8,768,700)
Smelting, refining and transportation	**(4,719,700)**	(4,728,800)	(3,790,700)
Sale of by-products	**2,521,200**	2,664,600	3,266,100
Depreciation and amortization expenses	**(5,142,400)**	(3,388,500)	(3,654,600)
Exploration costs	**(2,342,900)**	(2,575,900)	(1,105,600)
Administrative and corporate expenses	**(1,703,500)**	(1,957,200)	(1,816,900)
Other income (expense)	**(500)**	17,400	1,217,200
	(33,330,200)	(29,824,700)	(28,871,100)
Operating earnings (loss)	**625,800**	(5,419,400)	(1,235,800)
FINANCIAL REVENUES AND EXPENSES			
Interest income	**31,200**	124,600	206,600
Foreign currency exchange gain (loss)	**(1,105,500)**	663,500	(2,256,500)
Interest expense and amortization of financing fees	**(3,266,000)**	(2,776,200)	(2,122,200)
	(4,340,300)	(1,988,100)	(4,172,100)
Loss before income tax	**(3,714,500)**	(7,407,500)	(5,407,900)
Provision for income tax	**—**	—	—
Net loss	**(3,714,500)**	(7,407,500)	(5,407,900)
Deficit, beginning of year as originally reported	**(12,446,100)**	(7,660,000)	(5,481,400)
Cumulative adjustment for restatement and change in accounting policies	**(22,887,100)**	(20,265,700)	(17,036,400)
Deficit, end of year	**(39,047,700)**	(35,333,200)	(27,925,700)
Net loss per share - basic and fully diluted	**(0.06)**	(0.11)	(0.10)
Weighted average common shares outstanding – basic and fully diluted	**65,018,690**	64,846,050	53,194,663

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. dollars)

Years ended December 31

	2001 $	2000 $	1999 $
OPERATING ACTIVITIES			
Net loss	**(3,714,500)**	(7,407,500)	(5,407,900)
Add (deduct) items not requiring cash			
Depreciation and amortization	**5,142,400**	3,388,500	3,654,600
Deferred financing fees	**303,600**	530,500	184,000
Reclamation liability accrual	**225,400**	191,200	188,600
Foreign exchange	**1,350,200**	(155,400)	1,550,000
Accretion of long term debt	**295,900**	—	—
Non-cash put/call program income	**(1,171,500)**	(337,500)	—
Amortization of deferred stripping costs	**11,239,700**	8,444,600	11,215,600
Deferred stripping expenditures	**(14,555,600)**	(15,335,500)	(11,569,500)
Proceeds from settlement of put/call program	**—**	5,173,900	—
Purchase premium of put/call program	**—**	(5,173,900)	—
Changes in components of working capital			
Inventories	**(839,500)**	(173,500)	(1,213,900)
V.A.T. and other taxes	**(690,300)**	(840,300)	1,628,100
Trade receivables	**(1,361,400)**	1,208,900	844,600
Other current assets	**129,800**	(82,300)	(110,700)
Accounts payable and accrued liabilities	**2,728,900**	2,561,600	730,000
Cash provided by (used in) operating activities	**(916,900)**	(8,006,700)	1,693,500
INVESTING ACTIVITIES			
Expenditures on mineral properties	**(6,372,200)**	(5,213,600)	(5,718,200)
Grant subsidies received from the Spanish Government	**474,100**	3,915,300	4,649,500
Restricted cash	**(32,000)**	(321,000)	365,600
Long term deposits and restricted investments	**(16,900)**	(33,500)	47,900
Cash used in investing activities	**(5,947,000)**	(1,652,800)	(655,200)
FINANCING ACTIVITIES			
Proceeds from issue of common shares	**184,700**	2,174,100	10,548,600
Financing fees on issue of common shares	**(500)**	(31,500)	(548,100)
Proceeds from bank loans and other long-term liabilities	**6,258,400**	24,025,200	1,148,700
Financing fees on bank loans	**(240,800)**	(1,394,700)	(177,400)
Repayment of bank loans	**(188,100)**	(18,842,000)	(11,398,800)
Cash provided by (used in) financing activities	**6,013,700**	5,931,100	(427,000)
Foreign exchange gain (loss) on cash held in foreign currency	**493,300**	184,200	(538,600)
Net increase (decrease) in cash during the year	**(356,900)**	(3,544,200)	72,700
Cash, beginning of year	**2,162,000**	5,706,200	5,633,500
Cash, end of year	**1,805,100**	2,162,000	5,706,200
Supplemental cash flow information			
Interest paid in cash	**2,648,200**	2,102,000	2,003,400
Income taxes paid in cash	**—**	—	—